Pricing supplement no. 924
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 197-A-I dated August 25, 2010

Registration Statement No. 333-155535
Dated November 9, 2010
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments

$786,000
Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar due November 15, 2012

General

- The notes are designed for investors who seek a return of 2.65 times the appreciation of an equally weighted basket of four currencies relative to the U.S. dollar up to a maximum total return on the notes of 265% at maturity. Investors should be willing to forgo interest payments, and, if the Ending Basket Level is less than the Starting Basket Level by 20% or more, be willing to lose up to 50% of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 15, 2012*
- Minimum denominations of $1,000 and integral multiples thereof
- The notes priced on November 9, 2010 and are expected to settle on or about November 15, 2010.

Key Terms

Basket: An equally weighted basket (the "Basket") of four currencies (each a "Reference Currency," and together, the "Reference Currencies") that measures the performance of the Reference Currencies relative to the U.S. dollar (the "Base Currency")

The following table sets forth the Reference Currencies, the Starting Spot Rate†, the applicable Reuters Page and the weighting of each Reference Currency:

Reference Currency	Starting Spot Rate†	Reuters Page	Reference Currency Weight
Brazilian real (BRL)	0.58298	PTAX	25%
Chinese renminbi (CNY)	0.15020	SAEC	25%
Indian rupee (INR)	0.025523	RBIB	25%
Russian ruble (RUB)	0.032409	EMTA	25%

† The Starting Spot Rate of each Reference Currency relative to the U.S. dollar is expressed in terms of a number of U.S. dollars per one unit of such Reference Currency as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account the rates displayed on the applicable Reuters page(s) at the same approximate time that the Spot Rate for such Reference Currency on any date is to be determined as specified under "Additional Key Terms — Spot Rate" in this pricing supplement. Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates that might affect the value of your notes. For information about the risks related to this discretion, see "Selected Risk Considerations — Potential Conflicts" on page PS-2 of this pricing supplement.

Upside Leverage Factor: 2.65

Payment at Maturity: If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor, subject to a Maximum Total Return on the notes of 265%. For example, if the Basket Return is equal to or greater than 100.00%, you will receive the Maximum Total Return on the notes of 265%, which entitles you to a maximum payment at maturity of $3,650.00 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + ($1,000 × Basket Return × 2.65)

If the Ending Basket Level is equal to the Starting Basket Level or less than the Starting Basket Level by less than 20%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by 20% or more, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level and your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Minimum Total Return of -50%:

$1,000 + ($1,000 × Basket Return)

The Minimum Total Return of -50% entitles you to a minimum payment at maturity of $500, subject to the credit risk of JPMorgan Chase & Co.

If the Ending Basket Level is less than the Starting Basket Level by 20% or more, you could lose up to $500 per $1,000 principal amount note.

Buffer Amount: 20%

Basket Return: $\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$

Starting Basket Level: Set equal to 100 on the pricing date

Ending Basket Level: The Basket Closing Level on the Observation Date

Basket Closing Level: The Basket Closing Level on any currency business day will be calculated as follows:

100 × [1 + (BRL Return × 25%) + (CNY Return × 25%) + (INR Return × 25%) + (RUB Return × 25%)

The BRL Return, CNY Return, IND Return and RUB Return (each, a "Reference Currency Return") reflect the performance of the applicable Reference Currency relative to the U.S. dollar, calculated in terms of a fraction, the numerator of which is the Spot Rate of such Reference Currency relative to the U.S. dollar on such currency business day (the "Ending Spot Rate") minus the Starting Spot Rate and the denominator of which is the Ending Spot Rate. Please see "Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the U.S. dollar" in this pricing supplement for more information.

Observation Date: November 9, 2012*

Maturity Date: November 15, 2012*

CUSIP: 48124AT49

* Subject to postponement in the event of a market disruption event as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Calculation Date" in the accompanying product supplement no. 197-A-I

Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 197-A-I and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$ 786,000	$7,860	$778,140

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note and will use all of that commission to allow selling concessions to other affiliated or unaffiliated dealers. See "Use of Proceeds" beginning on page PS-15 of the accompanying product supplement no. 197-A-I, as supplemented by "Supplemental Use of Proceeds" in this pricing supplement, and "Plan of Distribution (Conflicts of Interest)" beginning on page PS-29 of the accompanying product supplement no. 197-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

November 9, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-I dated August 25, 2010. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated October 19, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 197-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 197-A-I dated August 25, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210003589/e39856_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

- **CURRENCY BUSINESS DAY** — A "currency business day," with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York and the principal financial center for the applicable Reference Currency (São Paulo, Brazil, with respect to the Brazilian real, Beijing, China, with respect to the Chinese renminbi, Mumbai, India, with respect to the Indian rupee and Moscow, Russia, with respect to the Russian ruble) and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

- **SPOT RATE** — The Spot Rate of each Reference Currency relative to the U.S. dollar on a given date is expressed as a number of U.S. dollars per one unit of the applicable Reference Currency and is equal to one divided by the applicable rate reported by Reuters Group PLC ("Reuters") on such date of determination on (a) for the Brazilian real, Reuters page PTAX (offer rate) at approximately 4:00 p.m., Greenwich Mean Time, (b) for the Chinese renminbi, Reuters page SAEC at approximately 4:00 p.m., Greenwich Mean Time, (c) for the Indian rupee, Reuters page RBIB at approximately 4:00 p.m., Greenwich Mean Time, and (d) for the Russian ruble, Reuters page EMTA at approximately 4:00 p.m., Greenwich Mean Time.

Selected Purchase Considerations

- **CAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance currency returns by multiplying a positive Basket Return by the Upside Leverage Factor of 2.65, up to the Maximum Total Return on the notes of 265%, for a maximum payment at maturity of $3,650 per $1,000 principal amount note. The notes may be appropriate for investors anticipating moderate appreciation in the Reference Currencies relative to the U.S. dollar during the term of the notes and those seeking to enhance returns through leverage within the specified range of performance in exchange for a Maximum Total Return. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS —** We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by 20% or more. If the Ending Basket Level is less than the Starting Basket Level by 20% or more, for every 1% that the Ending Basket Level is less than the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes, subject to the minimum payment at maturity of $500 per $1,000 principal amount note. Accordingly, the notes will outperform the Basket on the downside by virtue of the 20% buffer and the minimum payment at maturity of $500 per $1,000 principal amount notes and you will receive a payment equal to at least $500 per $1,000 principal amount note at maturity, subject to the credit risk of JPMorgan Chase & Co.

- **EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE U.S. DOLLAR** — The return on the notes is linked to the performance of a basket of four currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian real, the Chinese renminbi, the Indian rupee and the Russian ruble.

- **TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 197-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes, as described in the section entitled "Certain U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions" in the accompanying product supplement. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code"). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a "Section 988 Election"). Although the matter is uncertain, it is reasonable to treat the Section 988 Election as available. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. You must make the Section 988 Election with respect to a note by (a) clearly identifying the transaction on your books and records, on the date the transaction is entered into, as being subject to this election and either (b) filing the relevant statement verifying this election with your U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 197-A-I dated August 25, 2010.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. dollar. Your investment will be exposed to loss if the Ending Basket Level is less than the Starting Basket Level by 20% or more, subject to the minimum payment at maturity of $500 per $1,000 principal amount note.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed the Maximum Total Return on the notes of 265%, regardless of the appreciation in the Basket, which may be significant.

- **THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL REFERENCE CURRENCIES** — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of the duties of JPMS as calculation agent involves determining the Starting Spot Rates in the manner set forth on the cover page of this pricing supplement. Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes. The Starting Spot Rates may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate for each of the Reference Currencies as determined by the calculation agent exceeds that reflected in the publicly available information, such Reference Currencies must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMS does not have any obligation to consider your interests as a holder of the notes in making this determination.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, China, India, Russia and the United States, and economic and political developments in other relevant countries or regions.

  Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in Brazil, China, India, Russia and the United States, and between each country and its major trading partners; and
  - the extent of governmental surplus or deficit in Brazil, China, India, Russia and the United States.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil, China, India, Russia and the United States, and those of other countries important to international trade and finance.

- **GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES** — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

- **BECAUSE THE REFERENCE CURRENCIES ARE EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS —** The notes are linked to the performance of an equally weighted Basket of four Reference Currencies, which are emerging markets currencies. There is an increased risk of significant adverse fluctuations in the performance of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes.

- **EVEN THOUGH THE REFERENCE CURRENCIES AND U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT** — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

- **THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS** — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. For example, the Russian Central Bank devalued the Russian ruble several times at the end of 2008 in response to economic and market conditions, primarily significant decreases in the price of oil. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

- **THE EXCHANGE RATE OF THE CHINESE RENMINBI IS CURRENTLY MANAGED BY THE CHINESE GOVERNMENT, AND FURTHER CHANGES IN THE CHINESE GOVERNMENT'S MANAGEMENT OF THE CHINESE RENMINBI COULD AFFECT THE U.S. DOLLAR-CHINESE RENMINBI EXCHANGE RATE** — The exchange rate between the Chinese renminbi and the U.S. dollar is managed by the Chinese government. Following an announcement by the People's Bank of China in July 2005, the Chinese renminbi began trading in a narrow band against an unnamed basket of currencies and was no longer pegged to the U.S. dollar; however, beginning in mid-2008, the Chinese renminbi became unofficially pegged to the U.S. dollar once more with the onset of the global financial crisis. In June 2010, the People's Bank of China signaled that the Chinese renminbi would be allowed to appreciate gradually against the U.S. dollar.

  These recent changes in the Chinese government's management of the renminbi, together with any future management changes, may result in significant movements in the U.S. dollar/Chinese renminbi exchange rate. Assuming the value of all the other Reference Currencies remains constant, a decrease in the value of the Chinese renminbi, whether as a result of a change in the government's management of the currency or for other reasons, would result in a decrease in the value of the Basket and would therefore adversely affect the value of the notes.

- **CHANGES IN THE VALUES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY OFFSET EACH OTHER** — Because the performance of the Basket is determined by the performances of the Brazilian real, the Chinese renminbi, the Indian rupee and the Russian ruble relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to Brazil, China, India and Russia, each relative to the United States. Movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not correlate with each other. At a time when the exchange rate of one of the

Reference Currencies relative to the U.S. dollar increases, the exchange rate of another Reference Currency relative to the U.S. dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, an increase in the exchange rate of one Reference Currency relative to the U.S. dollar may be moderated, or more than offset, by a lesser increase or a decrease in the exchange rate of another Reference Currency relative to the U.S. dollar. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Brazilian real relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or declines in the Spot Rate of the Indian rupee relative to the U.S. dollar.

- **THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY REFERENCE CURRENCY APPRECIATION AND MAGNIFY ANY REFERENCE CURRENCY DEPRECIATION RELATIVE TO THE U.S. DOLLAR** — The Reference Currency Returns for each Reference Currency relative to the U.S. dollar, which are used to determine the Basket Return, are calculated by dividing the difference between the applicable Ending Spot Rate and the applicable Starting Spot Rate by the applicable Ending Spot Rate, rather than dividing that difference by the applicable Starting Spot Rate under the linear method for determining a currency return. Under this calculation method, the denominator of the fraction will always be smaller if the applicable Reference Currency depreciates relative to the U.S. dollar and greater if the applicable Reference Currency appreciates relative to the U.S. dollar, as compared to the denominator that would have been used under the linear method. As a result, any Reference Currency appreciation relative to the U.S. dollar will be diminished, while any Reference Currency depreciation relative to the U.S. dollar will be magnified. For example, assuming the Starting Spot Rate of a Reference Currency relative to the U.S. dollar is 1.0, if such Reference Currency appreciates relative to the U.S. dollar by 10% such that the Ending Spot Rate is 1.1, the applicable Reference Currency Return will only be 9.09%; conversely, if such Reference Currency depreciates relative to the U.S. dollar by 10% such that the Ending Spot Rate is 0.9, the applicable Reference Currency Return will be -11.11%. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use the linear method for calculating currency returns.

- **CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Reference Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 197-A-I for further information on what constitutes a market disruption event.

- **NO INTEREST PAYMENTS** — As a holder of the notes, you will not receive interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - the expected volatility in the Reference Currencies and the U.S. dollar;
    - the time to maturity of the notes;
    - interest and yield rates in the market generally as well as in each of the Reference Currencies' countries and the United States;
    - the exchange rate and the volatility of the exchange rates of the U.S. dollar with respect to each of the Reference Currencies;
    - changes in correlation between the Reference Currency exchange rates;
    - suspension or disruption of market trading in any or all of the Reference Currencies or the U.S. dollar;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Upside Leverage Factor of 2.65, the Maximum Total Return of 265%, the Buffer Amount of 20% and the minimum payment at maturity of $500 per $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return	Payment at Maturity
200.00	100.00%	265.00%	$3,650.00
190.00	90.00%	238.50%	$3,385.50
180.00	80.00%	212.00%	$2,120.00
170.00	70.00%	185.50%	$2,855.00
160.00	60.00%	159.00%	$2,590.00
150.00	50.00%	132.50%	$2,325.50
140.00	40.00%	106.00%	$2,060.00
130.00	30.00%	79.50%	$1,795.00
120.00	20.00%	53.00%	$1,530.00
110.00	10.00%	26.50%	$1,265.00
105.00	5.00%	13.25%	$1,132.50
100.00	**0.00%**	**0.00%**	**$1,000.00**
90.00	-10.00%	0.00%	**$1,000.00**
81.00	-19.00%	0.00%	**$1,000.00**
80.00	-20.00%	-20.00%	$800.00
70.00	-30.00%	-30.00%	$700.00
60.00	-40.00%	-40.00%	$600.00
50.00	-50.00%	-50.00%	$500.00
40.00	-60.00%	-50.00%	$500.00
30.00	-70.00%	-50.00%	$500.00
20.00	-80.00%	-50.00%	$500.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, and the Basket Return of 5% multiplied by the Upside Leverage Factor of 2.65 does not exceed the Maximum Total Return of 265%, you will receive a payment at maturity of $1,132.50, calculated as follows:

$$\$1,000 + (\$1,000 \times 5\% \times 2.65) = \$1,132.50$$

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90. Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by less than the Buffer Amount of 20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70. Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the investor receives a payment at maturity of $700 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -30\%) = \$700$$

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 40.

Because the Ending Basket Level of 40 is lower than the Starting Basket Level of 100 and the Basket Return of -60% is less than the Minimum Total Return of -50%, the final payment per $1,000 principal amount note at maturity is the minimum payment of $500.

Historical Information

The first four graphs below show the historical weekly performance of each Reference Currency relative to the U.S. dollar, expressed in terms of the conventional market quotation (which is the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg Financial Markets, from January 7, 2005 through November 5, 2010. The exchange rates of the Brazilian real, the Chinese renminbi, the Indian rupee and the Russian ruble, relative to the U.S. dollar on November 9, 2010 were 1.7007, 6.6440, 44.2650 and 30.8135, respectively.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. **The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the U.S. dollar.** Therefore, the Basket Return is calculated using Spot Rates for each Reference Currency relative to the U.S. dollar expressed as the amount of U.S. dollars per one unit of the applicable Reference Currency, which is the inverse of the conventional market quotation for each Reference Currency relative to the U.S. dollar set forth in the applicable graph below.









The final graph below shows the weekly performance of the Basket from January 7, 2005 through November 5, 2010, assuming that the Basket Closing Level on January 7, 2005 was 100 and that the exchange rates of each Reference Currency relative to the U.S. dollar, as adjusted to be expressed as a number of U.S. dollars per one unit of the Reference Currency (*i.e.,* the inverse of the rates set forth above) on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in such graph were determined by using the rates reported by Bloomberg Financial Markets (as adjusted to reflect a number of U.S. dollars per one unit of the applicable Reference Currency) and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies that would be derived from the applicable Reuters pages.



The Spot Rates of the Brazilian real, the Chinese renminbi, the Indian rupee and the Russian ruble relative to the U.S. dollar on November 9, 2010 were 0.58298, 0.15020, 0.025523 and 0.032409, respectively, calculated in the manner set forth under "Additional Key Terms — Spot Rates" on page PS-1 of this pricing supplement. The Spot Rates set forth in this paragraph are expressed in terms of a number of units of U.S. dollars per one unit of the applicable Reference Currency.

We obtained the data needed to construct the graph that displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency relative to the U.S. dollar and the historical performance of the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies relative to the U.S. dollar on the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

Supplemental Use of Proceeds

For purposes of the notes offered by this pricing supplement, the second paragraph under "Use of Proceeds" in the accompanying product supplement no. 197-A-I is deemed to be replaced by the following paragraph:
"The commissions received by JPMS will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus."

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Four Currencies Relative to the U.S. Dollar

PS- 7